KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

January 21, 2016

Lisa Larkin
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.20549

Re:	Corsair Opportunity Fund (the "Fund");
Post-Effective Amendment to Registration Statement on Form N-2 (the “POS 8-C Filing”);
File Numbers: 333-197119; 811-22978

Dear Ms. Larkin:

Set forth below are the above-referenced Fund’s responses to comments received telephonically on January 6, 2016 and January 8, 2016 in connection with the Fund's POS-8C Filing on December 2, 2015.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the POS-8C Filing.  Appendix A shows the changes addressing the comments that will be reflected in the Fund’s final prospectus and statement of additional information (filed pursuant to Rule 497 under the Securities Act of 1933).

General

1.	We note that the auditor’s consent does not contain an adequate signature.
1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Securities and Exchange Commission
January 20, 2016

We note the comment and will re-file the auditor’s consent with the appropriate signature.

Prospectus- Page ii

2.	Please include the following bullet-point disclosures:

•	The Fund’s Shares will not be listed on an exchange and it is not expected that a secondary market will develop. Therefore, an investment in the Fund may not be suitable for investors who need their money in a specified time frame

•	The amount of distributions the Fund may pay is uncertain

•	The Fund may pay distributions in significant part from sources that may not be available in the future and are unrelated to the Fund’s performance, such as from offers, proceeds, borrowings and amounts from the Fund’s affiliates that are subject to repayment by investors

In regards to the first two bullet-points, the requested disclosure has been made. As for the third bullet-point, the disclosure should not be applicable to the Fund, as it does not seek to generate income as part of its investment objective.

3.	Please confirm that the Fund had been granted exemptive relief in regards to the multiple classes offered.

Confirmed.

4.	Please confirm that the Fund does not charge a cash dividend reinvestment fee.

Confirmed.

Prospectus- Page 18

5.	In the Summary of Fund Expenses, please replace “none” with “0” for the Incentive Fee for both Class A and Class I shares .

The requested change has been made.

6.	Please confirm that the Expense Limitation Agreement is contractual, and if so, indicate in Footnote 2, that the Expense Limitation Agreements is in effect for more than one year.

Securities and Exchange Commission
January 20, 2016

We confirm that the Expense Limitation Agreement is contractual. The requested disclosure has been made.

7.	Please confirm and indicate in the appropriate footnote, that both “Expenses on Securities Sold Short” and “Acquired Fund Fees and Expenses” are excluded from the Net Annual Expenses.

We confirm that both Expenses on Securities Sold Short and Acquired Fund Fees and Expenses are both excluded from the Net Annual Expenses. The requested disclosure has also been made.

8.	Please advise of the assumptions that went into the expense example on page 19.

A 5% return and the existence of the Expense Limitation Agreement were assumed in creating the expense example on page 19.  Although there was no incentive fee in the expense table (as nothing was paid or accrued as of the fiscal year end), since a 5% return going forward was assumed, the Fund also accounted for a 20% incentive fee on the 5% return.  Therefore, the  1-, 3-, 5-, and 10 year amounts are slightly greater than they would have been if the Fund did not have an incentive fee.

Prospectus- Pages 21-22

9.	Consider adding a “ preferred stock risk.”

The requested disclosure has been made.

Prospectus- Page 25

10.	Consider adding an “interest rate risk.”

We note the comment. We believe the current disclosure under “Risk of Equity Securities” and its description of convertible securities, adequately discloses any relevant “interest rate risk.”

Prospectus- Page 31

11.	Please confirm that the registrant invests proceeds on a monthly basis.

We confirm that, under normal circumstances, the Fund invests proceeds on a monthly basis. We do not generally expect offering proceeds to be invested more than three months after the proceeds are received (unless the Adviser believes this is in the best interest of the Fund and its shareholders).

Securities and Exchange Commission
January 20, 2016

Prospectus- Appendix A

12.	On page A-1, please add the word “Prior” before “Performance” in the title.

The requested clarification has been made.

13.	Please confirm that the method of calculation of the performance information of the Other Investment Vehicle is the standardized SEC method.

Confirmed.

14.	Please confirm that the Fund has records necessary to support the calculation of performance of the Other Investment Vehicle as stated under Rule 204-2(a)(16) promulgated under the Investment Advisers Act of 1940.

Confirmed.

15.	On page A-2, please add the word “Prior” before “Performance Information” in the title.

The requested clarification has been made.

16.	Please add the dealer delivery obligation language required by Rule 481(e) promulgated under the Securities Act of 1933.

We note the comment, but as per Rule 174(c), we do not believe the disclosure is necessary.

SAI- Page S-7 - S-8

17.	Please add “Chairman” to the appropriate trustee under “Management of the Fund.”

The requested disclosure has been made.

SAI- Page S-9

18.	Consider adding a one paragraph discussion concerning the trustees’ experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Registrant at the time the disclosure is made, as required by Item 18.17 of Form N-2.

Securities and Exchange Commission
January 20, 2016

We note the comment, but believe that the disclosure contained in the third paragraph of the “Management of the Fund- Board Committees” section adequately covers the information required by Item 18.17 of Form N-2.

SAI- Page S-10

19.	Consider adding details regarding the portfolio manager’s compensation as detailed in Item 21.2 of Form N-2.

We note the comment, but believe the current disclosure sufficiently covers the information required to be disclosed under the circumstances.

20.	Consider adding the information required by Item 19 of Form N-2 regarding Control Persons and Principal Holders of Securities.

The requested addition has been made.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen

Appendix A

 Dated ~~December 2, 2015~~January [ ], 2016

Corsair Opportunity Fund
Shares of Beneficial Interest

Corsair Opportunity Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. Unlike open-end funds, the Fund does not provide ongoing liquidity, and shareholders of the Fund may not be able to sell their shares. Corsair Capital Management, L.P. serves as the investment adviser of the Fund (the “Adviser”).

The Fund’s investment objective is to achieve capital appreciation. The Fund pursues this objective by investing its assets primarily in long and short positions in equity securities of U.S. and Canadian companies. Generally, the Adviser emphasizes companies believed to be going through “special situations,” i.e., strategic and/or structural change, such as spin-offs, restructurings, post-bankruptcy reorganizations, etc., or companies operating in industries or other environments believed to be undergoing substantial change. The Fund’s investment in companies involved in “special situations” often requires an unusually high level of analytical sophistication. There is no assurance that the Adviser will correctly evaluate the transactions or events and, as a result, the Fund’s investment in these “special situations” may not be successful.

The Fund is expected to have a “net-long bias” (where the dollar value of the long positions exceeds the value of short positions). However, the Fund does effect short-sales under circumstances where the Adviser identifies more attractive opportunities for capital appreciation (relative to investing in long positions) and for other purposes, such as hedging. Short selling is considered a speculative investment practice and involves certain risks.

The Fund has no plans to list its shares of beneficial interest (“shares”) on any securities exchange, and there is no assurance that any secondary market will develop for shares. Shares are subject to transfer restrictions, including a requirement that shares must be held in the investor’s account with a Selling Agent (each as defined on the next page) and, except for certain circumstances, may only be transferred to persons who are “Qualified Investors” (as described on the next page). Shares are only being offered to United States citizens.

This prospectus (the “Prospectus”) sets forth concisely the information about the Fund that a prospective investor should know before investing. You are advised to read this Prospectus carefully and to retain it for future reference. A statement of additional information (“SAI”) dated ~~December 2, 2015~~January [ ], 2016, as it may be supplemented, containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI (the table of contents of which is on page 51 of this Prospectus), the Fund’s annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by writing to Corsair Opportunity Fund, 366 Madison Avenue, 12th Floor, New York, NY 10017 or by calling collect (212) 949-3000 (the Fund currently does not maintain an Internet Website). You also may obtain a copy of the SAI (as well as material incorporated by reference and other information regarding the Fund) from the SEC’s website (http://www.sec.gov). The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link.

•
The Fund’s Shares will not be listed on an exchange and it is not expected that a secondary market will develop. Therefore, an investment in the Fund may not be suitable for investors who need their money in a specified time frame

•	The amount of distributions the Fund may pay is uncertain

INVESTING IN SHARES INVOLVES A HIGH DEGREE OF RISK. (SEE “PRINCIPAL RISK FACTORS” BEGINNING ON PAGE 21.)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ii

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear.

	Class A Shares	Class I Shares
Shareholder Transaction Expenses

Maximum Sales (Load)
(as a percentage of offering price)(1)	3.00%	None

Annual Expenses
(as a percentage of net assets attributable to shares)

Management Fee(2)	1.50%	1.50%
Incentive Fee(3)	~~None~~0	~~None~~0
Distribution and Shareholder Servicing Fees(4)	0.50%	None
Acquired Fund Fees and Expenses(5)	0.04%	0.04%
Expenses on Securities Sold Short(6)	0.06%	0.06%
Other Expenses(7)	5.35%	5.35%
Total Annual Fund Operating Expenses
(excluding the Incentive Fee)	7.45%	6.95%
Less: Amount Paid or Absorbed Under Expense Limitation Agreement(2)	(4.60)%	(4.60)%
Net Annual Expenses(2)	2.85%	2.35%

1)
Class I shares are not subject to a sales load. In connection with initial and additional investments, investors in Class A shares may be charged a sales load of up to 3% of the amounts transmitted in connection with their purchases of shares. (See “The Offering — Plan of Distribution.”)

2)
The amount shown was absorbed by the Adviser pursuant to an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”). Under the Expense Limitation Agreement, the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, expenses on securities sold short, acquired fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of each class of shares of the Fund to 2.25% per annum of the average monthly net assets of such class of shares (the “Expense Limitation”). The Expense Limitation Agreement is in effect for at least one year, and will remain in effect thereafter until terminated by the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund’s ordinary operating expenses to exceed the Expense Limitation in effect at the time the expense was paid or absorbed. Net Annual Expenses above does not include acquired fund fees and expenses or expenses on securities sold short.

3)
The Fund pays the Adviser a performance-based Incentive Fee promptly after the end of each fiscal year of the Fund. The Incentive Fee is determined as of the end of the fiscal year in an amount equal to 20% of the amount by which the Fund’s net profits for all Fiscal Periods (as defined herein) ending within or coterminous with the close of such fiscal year exceed the balance of the loss carryforward account, without duplication for any Incentive Fees paid during such fiscal year. The Fund also pays the Adviser the Incentive Fee in the event a Fiscal Period is triggered in connection with a share repurchase offer by the Fund. In such event, only that portion of the Incentive Fee that is proportional to the Fund’s assets paid in respect of such share repurchases (not taking into account any proceeds from contemporaneous issuance of shares of the Fund, by reinvestment of dividends and other distributions or otherwise) will be paid to the Adviser for such Fiscal Period. For purposes of determining the Fund’s net asset value, the Incentive Fee is calculated and accrued daily as an expense of the Fund (as if each day is the end of a fiscal year). (See “Fees and Expenses — Incentive Fee.”)

The Incentive Fee shown in the table reflects actual Incentive Fees paid for the period December 1, 2014 (commencement of operations) through September 30, 2015 and thus reflects only performance of the Fund for the period noted above. During this period, there was no Incentive Fee paid by the Fund to the Adviser. As described above, the Incentive Fee varies based on the Fund’s performance for each Fiscal Period. For example, if the Fund were to have flat or negative performance in a given year, the amount shown for Incentive Fee would be zero. Accordingly, the fee shown in the table is not in any way intended to predict the future performance of the Fund nor does it predict the level of future Incentive Fees to be paid, if any.

4)
Class I shares are not subject to such ongoing distribution and shareholder servicing fees. Class A shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.50% (on an annualized basis) of the net asset value of Class A shares of the Fund. (See “Fees and Expenses — Distribution and Shareholder Servicing Fees.”)

5)
Acquired Fund Fees and Expenses represents the pro rata expense indirectly incurred by the Fund as a result of its investment in other investment companies. Total Annual Fund Operating Expenses shown will not correlate to the Fund’s ratio of expense to average net assets appearing in the Financial Highlights tables, which do not include the Acquired fund Fees and Expenses.

18

Risk of Preferred Stock

Preferred stock generally has a preference as to dividends and liquidation over an issuer’s common stock but ranks junior to debt securities in an issuer’s capital structure. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.  Preferred stock also may carry similar risks to an issuer’s equity securities and, in some cases, its debt securities.

Risk of Net-Long Bias

The Fund’s portfolio operates with a “net-long bias,” i.e., the dollar value of long positions in the portfolio exceed the dollar value of short positions. As a result, in a declining equity market environment, operating with a net-long bias could subject the Fund’s portfolio to more downside volatility than would be the case if the Fund’s portfolio had greater short exposure.

Risk of Short Sales

 The Fund may seek capital appreciation by effecting short sales of securities when the Adviser believes that the market price of a security is above its estimated intrinsic or fundamental value. For example, the Fund may “short” a security of a company if the Adviser believes the security is over-valued in relation to the issuer’s prospects for earnings growth. In addition, the Fund may attempt to limit exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Adviser believes possess volatility characteristics similar to those being hedged.

To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in stocks sold short are more risky than long positions (purchases) in stocks because the maximum loss on a stock purchased is limited to the amount paid for the stock plus the transactions costs, where in the case of a short sale, there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the Fund’s investment portfolio. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund. In addition, the Fund, as a result of certain short sale transactions, may recognize short term capital gain, which will be passed through to investors as ordinary income. (See “Certain Tax Matters — Taxation of Short Sales.”)

The Fund may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. If the Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in-kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

When effecting short sales of securities, the Fund will receive a dollar amount (the “net short proceeds”) equal to the value of the securities sold short and will deposit and retain such net short proceeds with the brokerage firm through which it effected the short sale transactions (a “Prime Broker”). Currently, the Fund’s Prime Broker is UBS Securities, LLC. The Fund may retain one or more additional Prime Brokers. Because the Fund effects short sales as part of its principal investment strategy, the short proceeds deposited with the Prime Broker could represent a material portion of the Fund’s total assets. This may expose the Fund to significant risks or difficulty in obtaining access to its assets in the event of the default or bankruptcy of a Prime Broker. The Adviser will monitor regularly the creditworthiness of a Prime Broker.

Market Capitalization Risk

The Adviser will invest the Fund’s assets in equity securities without regard to the issuer’s market capitalization. Accordingly, the Fund may invest significantly in the stocks of companies having smaller market capitalizations, including mid-cap and small-cap stocks. The stocks of these companies often have less liquidity than the stocks of

23

APPENDIX A

ADVISER PRIOR PERFORMANCE INFORMATION

The investment adviser of Corsair Opportunity Fund (the “Fund”) is Corsair Capital Management, L.P. (the “Adviser”). The Fund, which commenced operations on December 1, 2014, has a limited operating history. However, the Adviser and its personnel, including Messrs. Petschek and Major, the Fund’s Portfolio Managers, employ a substantially similar objective and strategies for the Fund as the objective and strategies they have employed in managing another investment vehicle (the “Other Investment Vehicle”). The Other Investment Vehicle represents the longest track record available among all similarly managed accounts by the Adviser. The table and bar chart below provide the investment performance information for the Other Investment Vehicle. The information is provided to illustrate the experience and historic investment results obtained by the Adviser. The Fund’s return during its limited operating history is shown in its “Financial Highlights” in the attached prospectus.

The tables and bar charts set forth performance information of the Other Investment Vehicle and various indices for the periods indicated. The returns shown for the Other Investment Vehicle reflect the actual fees and expenses incurred by the Other Investment Vehicle. The tables should be read in conjunction with the notes thereto. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. UNDER NO CIRCUMSTANCES SHOULD THE PERFORMANCE INFORMATION OF THE OTHER INVESTMENT VEHICLE BE VIEWED AS A SUBSTITUTE FOR THE PERFORMANCE INFORMATION OF THE FUND. Prior performance information for the Other Investment Vehicle is for an account that, unlike the Fund, is not subject to certain investment limitations, requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results. Prospective investors should recognize that the Fund’s fees and expenses may be higher than those of the Other Investment Vehicle. Accordingly, had the Other Investment Vehicle’s performance records reflected the Fund’s fees and estimated expenses, the Other Investment Vehicle’s returns shown in the table may have been lower. Furthermore, there are certain differences between the investment policies of the Fund and the Other Investment Vehicle. Unlike the Fund, the Other Investment Vehicle is not subject to certain investment limitations imposed by applicable securities laws which, if applicable, may have adversely affected the Other Investment Vehicle’s performance. The future performance of the Fund, the Other Investment Vehicle and the various indices may differ.

A-1

PRIOR PERFORMANCE INFORMATION1
Performance Relative to Major Indices as of September 30, 2015

COMPOUNDED ANNUAL RATE OF RETURN
	12 months	3 years	5 years	10 years	Since Other Investment Vehicle Inception
Other Investment Vehicle[1]	(5.11%)	4.21%	4.98%	6.11%	13.11%
S&P 500[2]	(0.61%)	12.40%	13.34%	6.80%	9.62%
Russell 2000[3]	1.25%	11.02%	11.73%	6.55%	10.46%
HFRI Equity Hedge (Total) Index	(2.13%)	5.08%	3.64%	3.62%	11.76%

Other Investment Vehicle (“OIV”) Performance

Annualized Compound ROR Since Inception***	Cumulative ROR Since Inception***

*	Source: Corsair Capital Management, L.P.

**	Source for S&P: Evestment; Source for Russell: UBS Financial Services and HFRI: HFR; Note: HFRI data does reflect reinvestment of dividends.

***	Inception: January 1, 1991; S&P, Russell and HFRI data as of January 1, 1991.

1)	The performance data provided for the Other Investment Vehicle was prepared by Corsair based on the following facts and assumptions:

The Other Investment Vehicle began investment operations on January 1, 1991. Performance results for the Other Investment Vehicle are actual results reflecting the returns of the Other Investment Vehicle as a whole (rather than the returns of a particular investor), and reflect the Other Investment Vehicle’s advisory fees, incentive fees and expenses and include the reinvestment of dividends and income. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

2)
The Standard & Poor’s 500 Stock Index is an index of 500 stocks chosen for market size, liquidity and industry group, among other factors, by a team of Standard & Poor’s economists and index analysts to act as a leading indicator of U.S. equities and reflect the risk and return characteristics of the broader large capitalization equity universe. The Standard & Poor’s 500 Stock Index is one of the most commonly used benchmarks for the overall U.S. stock market.

3)
The Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe. It includes approximately 2000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set.

4)
The HFRI Equity Hedge (Total) Index is a fund-weighted index of select hedge funds focusing on Equity Hedge strategies. Equity Hedge investing consists of a core holding of long equities hedged at all times with short sales of stocks and/or stock index options.

OTHER DISCLOSURES

This information is intended for illustration purposes only. No index is directly comparable to the Fund or the Other Investment Vehicle. Past performance is not indicative of future results or performance of any account managed (directly or indirectly) by Messrs. Petschek and Major, including the Fund. There is no guarantee that the Fund will achieve its investment objective.

A-2

1)
“Fund Complex” means any two or more registered investment companies that: (i) share the same investment adviser or principal underwriter; and (ii) hold themselves out to investors as related companies for purposes of investment and investor services. Currently, the Fund is not part of any “Fund Complex.”

2)	Other than the Fund.

Interested Trustees(1)

Name and Age	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Trusteeships/ Directorships Held by Trustee
Thomas Hess, 42	Trustee, Chairman, Chief Financial Officer and Chief Compliance Officer	Indefinite/Since Inception	Chief Operating Officer and Chief Compliance Officer, Corsair Capital Management, L.P.	None(2)	None

1)	“Interested person” of the Fund or the Adviser, as defined by the 1940 Act. Mr. Hess is an interested person of the Fund due to his position as an officer of the Fund and the Adviser.

2)	Other than the Fund.

Each of the Trustees was elected to the Board by the sole shareholder of the Fund (the Adviser).

The Trustees serve on the Board for terms of indefinite duration. Except as required by the 1940 Act, Trustees need not be elected by shareholders. Each Trustee shall serve during the continued lifetime of the Trust until he/she dies, resigns, is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed, or, if sooner, until the next meeting of shareholders called for the purpose of electing Trustees and until the election and qualification of his/her successor. Any Trustee may resign at any time by written instrument signed by him/her and delivered to any officer of the Trust or to a meeting of the Trustees. The Board, by action of a majority of the then remaining Trustees at a duly constituted meeting, may fill vacancies in the Board or remove Trustees with or without cause; except that a vacancy shall be filled only by a person elected by shareholders if required by the 1940 Act. Any Trustee may be removed at any meeting of shareholders by a vote of two-thirds of the outstanding shares of the Trust. A meeting of shareholders for the purpose of electing or removing one or more Trustees may be called (i) by the Trustees upon their own vote, or (ii) upon the demand of a shareholder or shareholders owning shares representing 10% or more of all votes entitled to be cast by outstanding shares.

The following table sets forth certain information regarding the compensation expected to be received by the Independent Trustees from the Fund for the period from December 1, 2014 (commencement of operations) through September 30, 2015. No compensation is paid by the Fund to Trustees who are “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser.

Compensation Table

Name of Trustee	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund and the Fund Complex
Gil Sadka	$10,000	0	0	$10,000
Kenneth Rochlin	$10,000	0	0	$10,000

Currently, the Independent Trustees are each paid an annual retainer of $10,000 by the Fund, and are reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund.

S-8

recommendations on such proposal; (b) whether the proposal may have the effect of entrenching existing management and/or making management less responsive to shareholders’ concerns (e.g., instituting or removing a poison pill, classified board of directors and/or other anti-takeover measure); and (c) whether the Portfolio Managers believe that the proposal will fairly compensate management for its and/or the issuer’s performance.

Due to the size and nature of the Adviser’s operations and the Adviser’s limited affiliations in the securities industry, the Adviser does not expect that material conflicts of interest will arise between the Adviser and a client account over proxy voting. If the Adviser’s chief compliance officer (the “Chief Compliance Officer”) believes that a material conflict exists between the Adviser and any of its clients for which it is voting, the Adviser shall rely exclusively on ISS to vote such proxies (and the Portfolio Managers will not vote such proxies or override ISS’s vote).

Special considerations may apply in cases of conflicts of interest involving those funds that are deemed to constitute “plan assets” under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Chief Compliance Officer will confer with appropriate ERISA counsel in such cases.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve month period ended June 30 will be reported on Form N-PX and be made available no later than August 31 of each year. Such information can be obtained (i) without charge, upon request, by calling the Fund (collect) at (212) 949-3000 and (ii) at the SEC’s website at http://www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of December 31, 2015, the following persons own of record or beneficially, 5% or more of the Fund’s outstanding equity securities:

Name	Address	% of Ownership
Corsair Capital Management LP	87 Sheldrake Road, Scarsdale, NY, 10583	67.01%
NFS LLC FBO Roux 2012 Children's TR FBO Alexander Roux None	C/O Beth Lehman 93 Worcester St. 4th Floor, Wellesley, MA, 02481	8.98%
NFS LLC FBO Roux 2012 Children's TR FBO Margot Roux None	C/O Beth Lehman 93 Worcester St. 4th Floor, Wellesley, MA, 02482	8.98%
NFS LLC FBO Roux 2012 Children's TR FBO Jocelyn Roux None	C/O Beth Lehman 93 Worcester St. 4th Floor, Wellesley, MA, 02483	8.98%

GENERAL INFORMATION

Independent Registered Public Accounting Firm

EisnerAmper LLP (“EisnerAmper”) acts as independent registered public accountant for the Fund and in such capacity audited the Fund’s annual financial statements as of September 30, 2015 and for the period from December 1, 2014 (commencement of operations) through September 30, 2015. The principal business address of EisnerAmper is 750 Third Avenue, New York, NY, 10017.

FINANCIAL STATEMENTS

Appendix A to this SAI provides financial information regarding the Fund. The Fund’s financial statements have been audited by EisnerAmper.

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